HYGGE INTEGRATED BRANDS CORP.

1 Yonge Street, Unit 1801,

Toronto, ON M5E 1W7

U.S. Securities & Exchange Commission                                                                               December 23, 2020

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:    Division of Corporation Finance

             Office of Manufacturing

Re:       Hygge Integrated Brands Corp.

             Form 10-K For The Fiscal Year Ended May 31, 2020

             Filed August 18, 2020

             File No. 000-56183

Dear Sirs/Mesdames:

Further to your letter dated December 21, 2020 in respect of our annual report on the Form 10-K for the fiscal year ended May 31, 2020, we provide the following response:

Form 10-K for the Fiscal Year Ended May 31, 2020

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. Please amend your Form 10-K to include the audit report to cover the correct period. Your audit report should read, "In our opinion…the financial position of the Company as of May 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended May 31, 2020, in conformity…" Refer to paragraph .08 and Appendix B of PCAOB AS 3101. We remind you that your amended filing should include updated Section 302 Certifications that are currently dated and make reference to the Form 10-K/A.

We have filed the amended annual report on the Form 10-K/A that includes a revised Report of Independent Registered Public Accounting Firm in accordance with PCAOB AS 3101.

Sincerely,

/s/ Elena Krioukova

Elena Krioukova

Chief Executive Officer